SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO: 1 )*

                             POLYAIR INTER PACK INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   731 912 101
                                 (CUSIP Number)

                             Siobhan McCleary, Esq.
                       Sills Cummis Epstein & Gross, P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 11, 2005
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                                               Page 2 of 7 Pages

                                  SCHEDULE 13G

CUSIP NO. 731 912 101
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JACUZZI BRANDS, INC.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                           5        SOLE VOTING POWER

        NUMBER OF                   -0-
                           -----------------------------------------------------
         SHARES            6        SHARED VOTING POWER
     BENEFICIALLY
         OWNED BY                   -0-
                           -----------------------------------------------------
       REPORTING           7        SOLE DISPOSITIVE POWER
        PERSON
         WITH:                      -0-
--------------------------------------------------------------------------------
                           8        SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         -0-

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

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                                                               Page 3 of 7 Pages

CUSIP NO. 731 912 101
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JACUZZI INC., A WHOLLY-OWNED SUBSIDIARY OF JACUZZI BRANDS, INC.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                           5        SOLE VOTING POWER

        NUMBER OF                   -0-
                           -----------------------------------------------------
         SHARES            6        SHARED VOTING POWER
     BENEFICIALLY
         OWNED BY                   -0-
                           -----------------------------------------------------
       REPORTING           7        SOLE DISPOSITIVE POWER
        PERSON
         WITH:                      -0-
--------------------------------------------------------------------------------
                           8        SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         -0-
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

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                                                               Page 4 of 7 Pages

                                  SCHEDULE 13G

         This Schedule 13G is filed by the undersigned to provide information regarding Jacuzzi Inc. ("JI"), a wholly-owned subsidiary of Jacuzzi Brands, Inc., which has ceased to be the beneficial owner of common stock, no par value, of Polyair Inter Pack, Inc.

Item 1.           (a)      Name of Issuer

                           Polyair Inter Pack, Inc.

                  (b)      Address of Issuer's Principal Executive Offices

                           258 Attwell Drive
                           Toronto, Ontario M9W 5B2

Item 2.           (a)      Names of Persons Filing

                           Jacuzzi Brands, Inc.
                           Jacuzzi Inc., a wholly-owned subsidiary of Jacuzzi
                  Brands, Inc.

                  (b)      Address of Principal Business Office

                           The address of the principal business office of
                  each of Jacuzzi Brands, Inc. and Jacuzzi Inc. is:

                           Phillips Point - West Tower
                           777 S. Flagler Drive
                           Suite 1108
                           West Palm Beach, FL 33401

                  (c)      Citizenship

                           Jacuzzi Brands, Inc. - Delaware, United States of
                  America
                           Jacuzzi Inc. - Delaware, United States of America

                  (d)      Title of Class of Securities

                           Common Stock, no par value

                  (e)      CUSIP Number

                           731 912 101

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable

                  (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                  (15 U.S.C. 78c).
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C, 80a-8).
                  (e) [ ] An investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E).

                                                               Page 5 of 7 Pages

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240-13d-1(b)(1)(ii)(F).
                  (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
                  (j) [ ] Group, in accordance with Section
                  240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                  (a) Amount beneficially owned: -0-

                  (b) Percent of class: 0%

                  (c) Number of shares as to which the person has:

                    (i) sole power to vote or direct the vote: -0-

                   (ii) shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the disposition of:
                        -0-

                   (iv) shared power to dispose or to direct the disposition of:
                        -0-

Item 5.           Ownership of Five Percent or Less of a Class

                  The reporting persons have ceased to be the beneficial owner of more than five percent of common stock, no par value, of Polyair Inter Pack, Inc.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Jacuzzi Inc. is a direct, wholly-owned subsidiary of Jacuzzi Brands, Inc.

                  Jacuzzi Inc. ("JI") has ceased to be the beneficial owner of more than five percent of common stock, no par value, of Polyair Inter Pack, Inc.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

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                                                               Page 6 of 7 Pages

Item 10.          Certification

                  Not applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005

                                      JACUZZI BRANDS, INC.

                                      By:   /s/ Steven C. Barre
                                         ---------------------------------------
                                         Name:  Steven C. Barre
                                         Title: Senior Vice President, General
                                                Counsel and Secretary

                                      JACUZZI INC.

                                      By:  /s/ Steven C. Barre
                                         ---------------------------------------
                                         Name:  Steven C. Barre
                                         Title: Vice President

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                                                               Page 7 of 7 Pages

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Polyair Inter Pack, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of March 18, 2005.

                                      JACUZZI BRANDS, INC.

                                      By:  /s/ Steven C. Barre
                                         ---------------------------------------
                                        Name:  Steven C. Barre
                                        Title: Senior Vice President, General
                                               Counsel and Secretary

                                      JACUZZI INC.

                                      By:  /s/ Steven C. Barre
                                         ---------------------------------------
                                         Name:  Steven C. Barre
                                         Title: Vice President